Fiscal 2020 Second Quarter and Half Year Ended 30 September 2019

Exhibit 99.3

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the condensed consolidated financial statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie,” the “Company,” “we,” “our,” or “us.” Definitions for certain capitalized terms used in this Management’s Analysis of Results can be found in the section titled “Non-GAAP Financial Measures.”
This Management’s Analysis of Results includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (“US GAAP”). These non-GAAP financial measures should not be considered to be more meaningful than the equivalent US GAAP measures. Management has included such measures to provide investors with an alternative method for assessing its financial condition and operating results in a manner that is focused on the performance of its ongoing operations. These measures exclude the impact of certain legacy items, such as asbestos adjustments, or significant non-recurring items, such as debt restructuring and acquisition costs, asset impairments, as well as adjustments to tax expense. In addition, management provides an adjusted effective tax rate, which excludes the tax impact of the pre-tax special items (items listed above) and tax special items. Management believes that this non-GAAP tax measure provides an ongoing effective rate which investors may find useful for historical comparisons and for forecasting and is an alternative method of assessing the economic impact of taxes on the Company, as it more closely approximates payments to taxing authorities. Management uses such non-GAAP financial measures for the same purposes. These non-GAAP measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with US GAAP. These non-GAAP financial measures are not prepared in accordance with US GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measure to the equivalent US GAAP measure, see the section titled “Non-US GAAP Financial Measures.” In addition, this Management’s Analysis of Results includes financial measures and descriptions that are considered to not be in accordance with US GAAP, but which are consistent with financial measures reported by Australian companies. Since James Hardie prepares its condensed consolidated financial statements in accordance with US GAAP, the Company provides investors with a table and definitions presenting cross-references between each US GAAP financial measure used in the Company’s condensed consolidated financial statements to the equivalent non-US GAAP financial measure used in this Management’s Analysis of Results. See the section titled “Non-US GAAP Financial Measures.”
These documents, along with an audio webcast of the Management Presentation on 7 November 2019, are available from the Investor Relations area of our website at http://www.ir.jameshardie.com.au

Media/Analyst Enquiries:
Jason Miele
Vice President, Investor and Media Relations

Telephone:	+61 2 8845 3352
Email:	media@jameshardie.com.au

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2020	1

GROUP RESULTS

James Hardie Industries plc
Results for the 2nd Quarter and Half Year Ended 30 September

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY20	Q2 FY19	Change %	HY FY20	HY FY19	Change %
Net sales	$660.1	$644.6	2	$1,316.9	$1,295.6	2
Cost of goods sold	(420.0)	(437.5)	4	(843.7)	(867.4)	3
Gross profit	240.1	207.1	16	473.2	428.2	11

Selling, general and administrative expenses	(98.1)	(98.9)	1	(199.6)	(203.8)	2
Research and development expenses	(8.2)	(9.8)	16	(15.8)	(19.2)	18
Asset impairments	—	(13.1)		—	(13.1)
Asbestos adjustments	18.8	14.2	32	27.3	39.3	(31)
EBIT	152.6	99.5	53	285.1	231.4	23

Net interest expense	(14.2)	(12.5)	(14)	(27.9)	(23.1)	(21)
Other income (expense)	0.1	0.1	—	(0.1)	0.3
Operating profit before income taxes	138.5	87.1	59	257.1	208.6	23
Income tax expense	(35.4)	(17.6)		(67.5)	(48.5)	(39)
Net operating profit	$103.1	$69.5	48	$189.6	$160.1	18

Earnings per share - basic (US cents)	23	16		43	36
Earnings per share - diluted (US cents)	23	16		43	36

Volume (mmsf)	960.2	928.1	3	1,917.4	1,866.7	3

Net sales for the quarter and half year increased 2% from the prior corresponding periods to US$660.1 million and US$1,316.9 million, respectively, driven by higher net sales in the North America Fiber Cement and Europe Building Products segments, partially offset by lower USD net sales in the Asia Pacific Fiber Cement segment.

Gross profit of US$240.1 million and US$473.2 million for the quarter and half year increased 16% and 11%, respectively, when compared to the prior corresponding periods. Gross profit margin of 36.4% and 35.9% for the quarter and half year, respectively, increased 4.3 percentage points and 2.8 percentage points, respectively, when compared to the prior corresponding periods.

Selling, general and administrative (“SG&A”) expenses for the quarter and half year decreased 1% and 2%, respectively, when compared to the prior corresponding periods. The decrease was primarily driven by lower transaction and integration costs associated with the Fermacell acquisition.

Asbestos adjustments for the quarter and half year primarily reflects the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate.

Interest expense for the quarter and half year increased from the prior corresponding periods primarily due to a higher interest rate on our Euro denominated debt.

Asset impairments for the quarter and half year fiscal year 2019 reflects a US$10.1 million and a US$3.0 million asset impairment charge, related to our decision in the prior year to discontinue our Windows business and our Multiple Contour Trim ("MCT") product line, respectively.

Other income (expense) for the quarter and half year reflects the gains and losses on interest rate swaps.

Income tax expense for the quarter and half year increased when compared to the prior corresponding periods, due to higher operating profit before income taxes and a higher effective tax rate.

Net operating profit increased for the quarter and half year when compared to the prior corresponding periods, driven by the favorable underlying performance of the North America Fiber Cement and Europe Building Products segments, partially offset by higher income tax expense.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2020	2

OPERATING RESULTS - SEGMENT

North America Fiber Cement Segment

Operating results for the North America Fiber Cement segment were as follows:

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY20	Q2 FY19	Change	HY FY20	HY FY19	Change
Volume (mmsf)	620.9	591.7	5%	1,233.6	1,182.7	4%
Average net sales price per unit (per msf)	US$733	US$728	1%	US$732	US$726	1%

Fiber cement net sales	459.6	435.6	6%	911.9	869.4	5%
Gross profit			18%			11%
Gross margin (%)			4.0 pts			2.1 pts
EBIT	124.7	94.1	33%	238.2	201.3	18%
EBIT margin (%)	27.1	21.6	5.5 pts	26.1	23.2	2.9 pts
EBIT excluding product line discontinuation[1]	124.7	99.5	25%	238.2	206.7	15%
EBIT margin excluding product line discontinuation[1](%)	27.1	22.8	4.3 pts	26.1	23.8	2.3 pts

[1] Excludes product line discontinuation expenses of US$5.4 million for the second quarter and half year FY19. These expenses include asset impairments of US$3.0 million, and a one-time charge of US$2.4 million to cost of goods sold associated with our decision to discontinue our MCT product line, as well as certain excess and obsolete ColorPlus® color palettes

Net sales for the quarter and half year were favorably impacted by higher sales volumes and a higher average net sales price compared to the prior corresponding periods. The increase in volume includes growth in exteriors of 6% and 5% for the quarter and half year, respectively, compared to the prior corresponding periods, reflecting strong primary demand growth as our commercial transformation gains traction. Interiors volume was flat and decreased 2% for the quarter and half year, respectively, compared to the prior corresponding periods, reflecting continuous improvement and traction of our interiors strategy. The increase in average net sales price of 1% for the quarter and half year primarily reflects the annual change in our strategic pricing effective April 2019, partially offset by mix.

We note that there are a number of data sources that measure US housing market growth. At the time of filing our results for the period ended 30 September 2019, only US Census Bureau data was available. According to the US Census Bureau, single family housing starts for the quarter were 246,300, or 4% above the prior corresponding period. For the half year ended 30 September 2019, single family housing starts were 488,400, or 1% below the prior corresponding period. We note that the US Census Bureau's data can be different from other indices we use to measure US housing market growth, namely the McGraw-Hill Construction Residential Starts Data (also known as Dodge), the National Association of Home Builders and Fannie Mae.

The change in gross margin for the quarter can be attributed to the following components:

For the Three Months Ended 30 September 2019:
Higher average net sales price	0.4	pts
Lower start-up costs	0.9	pts
Lower production costs	2.7	pts
Total percentage point change in gross margin	4.0	pts

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2020	3

OPERATING RESULTS - SEGMENT

For the Half Year Ended 30 September 2019:
Higher average net sales price	0.4	pts
Lower start-up costs	0.5	pts
Lower production costs	1.2	pts
Total percentage point change in gross margin	2.1	pts

Gross margin for the quarter increased 4.0 percentage points compared to the prior corresponding period, primarily driven by improved plant performance, lower freight costs, lower start up costs and higher net sales price. Gross margin for the half year increased 2.1 percentage points compared to the prior corresponding period, primarily driven by improved plant performance, lower freight costs, lower start-up costs and higher net sales price, partially offset by input cost inflation. In addition, gross margin for the quarter and half year increased as a result of a one-time charge of US$2.4 million in fiscal year 2019, related to our decision to discontinue the MCT product line and certain excess and obsolete ColorPlus® color palettes.

As a percentage of sales, SG&A expenses decreased 0.7 percentage points and 0.4 percentage points for the quarter and half year, respectively, when compared to the prior corresponding periods. SG&A expenses were relatively flat for the quarter and half year.

EBIT for the quarter and half year increased 33% and 18%, respectively, compared to the prior corresponding periods, primarily driven by an 18% and 11% increase in gross profit, respectively. EBIT margin for the quarter increased 5.5 and 2.9 percentage points to 27.1% and 26.1%, respectively, when compared to the prior corresponding periods, driven by the increase in gross margin and the decrease in SG&A expenses as a percentage of sales.

Asia Pacific Fiber Cement Segment

The Asia Pacific Fiber Cement segment is comprised of the following businesses: (i) Australia Fiber Cement, (ii) New Zealand Fiber Cement and (iii) Philippines Fiber Cement.

Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY20	Q2 FY19	Change	HY FY20	HY FY19	Change
Volume (mmsf)	142.8	142.1	—%	277.2	280.1	(1%)
Average net sales price per unit (per msf)	US$700	US$728	(4%)	US$706	US$740	(5%)

Fiber cement net sales	112.6	117.3	(4%)	220.6	234.4	(6%)
Gross profit			(4%)			(8%)
Gross margin (%)			0.1 pts			(0.6 pts)
EBIT	27.0	27.5	(2%)	51.8	55.8	(7%)
EBIT margin (%)	24.0	23.4	0.6 pts	23.5	23.8	(0.3 pts)

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2020	4

OPERATING RESULTS - SEGMENT

The Asia Pacific Fiber Cement segment results in US dollars were unfavorably impacted by average foreign exchange rate movements for the quarter and half year as detailed in the table below:

	Q2 FY20			Half Year FY20
	Results in AUD	Results in USD	Impact of FX	Results in AUD	Results in USD	Impact of FX
Average net sales price per unit (per msf)	+3%	-4%	-7%	+3%	-5%	-8%
Fiber cement net sales	+2%	-4%	-6%	+1%	-6%	-7%
Gross profit	+3%	-4%	-7%	-1%	-8%	-7%
EBIT	+5%	-2%	-7%	FLAT	-7%	-7%

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

A$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY20	Q2 FY19	Change		HY FY20	HY FY19	Change
Volume (mmsf)	142.8	142.1	—%		277.2	280.1	(1%)
Average net sales price per unit (per msf)	A$1,022	A$996	3%		A$1,020	A$995	3%

Fiber cement net sales	164.2	160.5	2%		318.6	315.2	1%
Gross profit			3%				(1%)
Gross margin (%)			0.1	pts			(0.6 pts)
EBIT	39.5	37.5	5%		74.9	75.0	—%
EBIT margin (%)	24.0	23.4	0.6	pts	23.5	23.8	(0.3 pts)

Net sales in Australian dollars for the quarter were favorably impacted by a higher average net sales price compared to the prior corresponding period. Net sales in Australian dollars for the half year were favorably impacted by higher average net sales price, partially offset by lower volumes compared to the prior corresponding period. Volume was flat and decreased 1% for the quarter and half year, respectively, compared to the prior corresponding periods, driven by a significant softening of the Australian market, offset by strong volume growth above the market index in Australia, as well as growth above market and underlying housing market growth in the Philippines. The 3% increase in average net sales price for the quarter and half year was primarily driven by our strategic price increase in Australia and a favorable product mix across the segment.

Gross profit in Australian dollars increased 3% for the quarter compared to the prior corresponding period, driven by higher net sales, favorable plant performance in Australia and lower input costs, partially offset by higher freight. Gross profit in Australian dollars decreased 1% for the half year compared to the prior corresponding period, primarily due to higher freight costs and unfavorable plant performance in New Zealand.

In Australian dollars, the change in gross margin for the quarter and half year can be attributed to the following components:

For the Three Months Ended 30 September 2019:
Higher average net sales price	1.5	pts
Higher production costs	(1.4 pts)
Total percentage point change in gross margin	0.1	pts

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2020	5

OPERATING RESULTS - SEGMENT

For the Half Year Ended 30 September 2019:
Higher average net sales price	1.5	pts
Higher production costs	(2.1 pts)
Total percentage point change in gross margin	(0.6 pts)

As a percentage of sales, SG&A expenses in Australian dollars decreased 0.3 percentage points for the quarter and half year, when compared to the prior corresponding periods, primarily driven by prudent financial management in light of the housing market conditions. EBIT in Australian dollars for the quarter increased 5% to A$39.5 million, when compared to the prior corresponding period, primarily driven by a 3% increase in gross profit. For the half year, EBIT in Australian dollars was flat at A$74.9 million when compared to the prior corresponding period.

Country Analysis

Australia Fiber Cement

Net sales in local currency was flat for the quarter and decreased 2% for the half year, compared to the prior corresponding periods, primarily due to a decrease in volume, offset by the favorable impact of our strategic price increase. The decrease in volume was attributable to a contracting housing market, partially offset by strong growth above the market.

EBIT in local currency increased 2% for the quarter, compared to the prior corresponding period, driven by lower input costs, partially offset by higher freight costs. EBIT in local currency decreased 1% for the half year, when compared to the prior corresponding period, driven by lower sales volumes and higher freight costs.

According to Australian Bureau of Statistics data, approvals for detached houses, a key driver of Australian business' sales volume, were 26,676 for the quarter, a decrease of 14% compared to the prior corresponding period. For the half year, approvals for detached houses were 52,771, a decrease of 16% compared to the prior corresponding period. The other key driver of our sales volume, the alterations and additions market, increased 1% for the quarter and was flat for the half year ended 30 September 2019 when compared to the prior corresponding periods.

New Zealand Fiber Cement

Net sales in local currency increased 1% for the quarter and was flat for the half year, compared to the prior corresponding periods, driven by a higher average net sales price due to a favorable product mix, offset by a slight decrease in volume. EBIT in local currency decreased for the quarter and half year compared to the prior corresponding period, primarily due to unfavorable plant performance.

Philippines Fiber Cement

Volume increased 12% for the quarter and half year, compared to the prior corresponding periods, primarily as a result of growth above an increasing market. EBIT in local currency for the quarter and half year increased, compared to the prior corresponding period, driven by a one time inventory adjustment of US$1.6 million in the second quarter of fiscal year 2019 as well as higher sales volumes.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2020	6

OPERATING RESULTS - SEGMENT

Europe Building Products Segment

The Europe Building Products segment is comprised of: (i) Europe Fiber Cement and (ii) Europe Fiber Gypsum. Operating results for the Europe Building Products segment in US dollars were as follows:

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY20	Q2 FY19	Change	HY FY20	HY FY19	Change
Volume (mmsf)	196.5	194.3	1%	406.6	403.9	1%
Average net sales price per unit (per msf)	US$340	US$354	(4%)	US$347	US$358	(3%)

Fiber cement net sales	12.4	9.6	29%	24.9	18.8	32%
Fiber gypsum net sales[1]	75.5	77.8	(3%)	158.9	164.0	(3%)
Net sales	87.9	87.4	1%	183.8	182.8	1%
Gross profit			3%			20%
Gross margin (%)			0.8 pts			5.2 pts
EBIT[2]	5.8	3.4	71%	13.7	(1.2)
EBIT margin (%)[2]	6.6	3.9	2.7 pts	7.5	(0.7)	8.2 pts
Adjusted EBIT excluding costs associated with the acquisition[3]	8.7	8.5	2%	19.0	19.9	(5%)
Adjusted EBIT margin (%) excluding costs associated with the acquisition[3]	9.9	9.7	0.2 pts	10.3	10.9	(0.6 pts)

[1] Also includes cement bonded board net sales

[2] Includes costs associated with the Fermacell acquisition

[3] Excludes costs associated with the Fermacell acquisition, which have not been excluded from Adjusted EBIT and Adjusted net operating profit as presented on pages 10 and 12, respectively.

Operating results for the Europe Building Products segment in Euros were as follows:

€ Millions	Three Months and Half Year Ended 30 September
	Q2 FY20	Q2 FY19	Change		HY FY20	HY FY19	Change
Volume (mmsf)	196.5	194.3	1%		406.6	403.9	1%
Average net sales price per unit (per msf)	€306	€304	1%		€310	€304	2%

Fiber cement net sales	11.2	9.1	23%		22.3	17.2	30%
Fiber gypsum net sales[1]	67.8	66.1	3%		142.1	138.0	3%
Net sales	79.0	75.2	5%		164.4	155.2	6%
Gross profit			7%				27%
Gross margin (%)			0.6	pts			5.2	pts
EBIT[2]	5.2	3.0	73%		12.3	(0.8)
EBIT margin (%)[2]	6.6	3.9	2.7	pts	7.5	(0.7)	8.2	pts
Adjusted EBIT excluding costs associated with the acquisition[3]	7.8	7.3	7%		17.0	16.9	1%
Adjusted EBIT margin (%) excluding costs associated with the acquisition[3]	9.9	9.7	0.2 pts		10.3	10.9	(0.6 pts)

[1] Also includes cement bonded board net sales

[2] Includes costs associated with the Fermacell acquisition

[3] Excludes costs associated with the Fermacell acquisition, which have not been excluded from Adjusted EBIT and Adjusted net operating profit as presented on pages 10 and 12, respectively.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2020	7

OPERATING RESULTS - SEGMENT

Net sales in Euros for the quarter and half year increased 5% and 6%, respectively, compared to the prior corresponding periods. The increase in the quarter and half year was driven by a 23% and 30% increase in fiber cement net sales, respectively, as well as a 3% increase in fiber gypsum net sales in the quarter and half year. Average net sales price in Euros for the quarter and half year increased 1% and 2%, respectively, compared to the prior corresponding periods, primarily due to product mix.

Gross profit in Euros increased 7% and 27% for the quarter and half year, respectively, compared to the prior corresponding periods, primarily due to higher net sales. The increase for the half year was additionally impacted by a one time inventory fair value adjustment of €6.2 million (US$7.3 million) incurred in the first quarter of fiscal year 2019 following the acquisition of Fermacell.

EBIT for the quarter and half year increased €2.2 million and €13.1 million, respectively, compared to the prior corresponding periods, primarily due to lower costs associated with the acquisition of €1.7 million (US$2.2 million) and €13.0 million (US$15.8 million), respectively.

Adjusted EBIT excluding costs associated with the acquisition increased €0.5 million for the quarter when compared to the prior corresponding period, driven by a higher gross profit, partially offset by higher SG&A expenses. Adjusted EBIT excluding costs associated with the acquisition increased €0.1 million for the half year, compared to the prior corresponding period, driven by a higher gross profit, offset by an increase in SG&A expenses. The increase in SG&A expenses was primarily due to a higher headcount.

Other Businesses Segment

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY20	Q2 FY19	Change	HY FY20	HY FY19	Change
Net sales	—	4.3		0.6	9.0	(93%)
EBIT	(0.5)	(17.6)	97%	(0.1)	(19.1)	99%

The Other Businesses segment is comprised of our former fiberglass windows business, which included a fiberglass windows assembly facility as well as a fiberglass pultrusion business. In fiscal year 2019, we made the decision to shut down the fiberglass windows business, closed the windows assembly business and recorded product line discontinuation costs associated with the shutdown of the business. In April 2019, we ceased operations and sold the fiberglass pultrusion portion of the business.

Research and Development Segment
We record R&D expenses depending on whether they are core R&D projects that are designed to benefit all business units, which are recorded in our R&D segment, or commercialization projects for the benefit of a particular business unit, which are recorded in the individual business unit’s segment results. The table below details the expenses of our R&D segment:

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY20	Q2 FY19	Change %	HY FY20	HY FY19	Change %
Segment R&D expenses	$(6.0)	$(6.8)	12	$(11.5)	$(13.7)	16
Segment R&D SG&A expenses	(0.9)	(0.3)		(1.6)	(0.8)
Total R&D EBIT	$(6.9)	$(7.1)	3	$(13.1)	$(14.5)	10

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2020	8

OPERATING RESULTS - SEGMENT

The change in segment R&D expenses for the quarter and half year were driven by a change in the prioritization of R&D activities and projects, as well as normal variation among our research and development projects. The expense will fluctuate period to period depending on the nature and number of core R&D projects being worked on and the AUD/USD exchange rates during the period.

Other R&D expenses associated with commercialization projects in business units are recorded in the results of the respective business unit segment. Other R&D expenses associated with commercialization projects for the quarter and half year were US$2.2 million and US$4.3 million, respectively, compared to US$3.0 million and US$5.5 million for the prior corresponding periods.

General Corporate

Results for General Corporate were as follows:

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY20	Q2 FY19	Change %	HY FY20	HY FY19	Change %
General Corporate SG&A expenses	$(15.9)	$(14.6)	(9)	$(31.9)	$(29.5)	(8)
Asbestos:
Asbestos adjustments	18.8	14.2	32	27.3	39.3	(31)
AICF SG&A expenses[1]	(0.4)	(0.4)	—	(0.8)	(0.7)	(14)
General Corporate EBIT	$2.5	$(0.8)		$(5.4)	$9.1

[1] Relates to non-claims related operating costs incurred by AICF, which we consolidate into our financial results due to our pecuniary and contractual interests in AICF

General Corporate SG&A expenses for the quarter increased US$1.3 million, compared to the prior corresponding period, driven by higher stock compensation expenses. For the half year, General Corporate SG&A expenses increased US$2.4 million, compared to the prior corresponding period, driven by higher stock compensation expenses, partially offset by lower New Zealand Weathertightness expenses.

Asbestos adjustments for both periods primarily reflect the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period.

The AUD/USD spot exchange rates are shown in the table below:

Q2 FY20		Q2 FY19		HY FY20		HY FY19
30 June 2019	0.7010	30 June 2018	0.7387	30 March 2019	0.7096	31 March 2018	0.7681
30 September 2019	0.6757	30 September 2018	0.7212	30 September 2019	0.6757	30 September 2018	0.7212
Change ($)	(0.0253)	Change ($)	(0.0175)	Change ($)	(0.0339)	Change ($)	(0.0469)
Change (%)	(4)	Change (%)	(2)	Change (%)	(5)	Change (%)	(6)
Readers are referred to Note 9 of our 30 September 2019 condensed consolidated financial statements for further information on asbestos adjustments.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2020	9

OPERATING RESULTS - OTHER

EBIT
The table below summarizes EBIT results as discussed above:

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY20	Q2 FY19	Change %	HY FY20	HY FY19	Change %
North America Fiber Cement[1]	$124.7	$99.5	25	$238.2	$206.7	15
Asia Pacific Fiber Cement	27.0	27.5	(2)	51.8	55.8	(7)
Europe Building Products	5.8	3.4	71	13.7	(1.2)
Other Businesses[2]	(0.5)	(1.8)	72	(0.1)	(3.3)	97
Research and Development	(6.9)	(7.1)	3	(13.1)	(14.5)	10
General Corporate[3]	(15.9)	(14.6)	(9)	(31.9)	(29.5)	(8)
Adjusted EBIT	134.2	106.9	26	258.6	214.0	21
Asbestos:
Asbestos adjustments	18.8	14.2	32	27.3	39.3	(31)
AICF SG&A expenses	(0.4)	(0.4)	—	(0.8)	(0.7)	(14)
Product line discontinuation[4]	—	(21.2)		—	(21.2)
EBIT	$152.6	$99.5	53	$285.1	$231.4	23

[1]  Excludes product line discontinuation expenses of US$5.4 million for the second quarter and half year fiscal year 2019, as a result of our decision to discontinue our MCT product line, as well as, certain excess and obsolete ColorPlus® color palettes

[2]  Excludes product line discontinuation expenses of US$15.8 million for the second quarter and half year fiscal year 2019, as a result of our decision to discontinue our windows business

[3] Excludes Asbestos-related expenses and adjustments

[4]  Product line discontinuation expenses include asset impairments and other charges as a result of our decision in fiscal year 2019 to discontinue product lines in both our North America Fiber Cement segment and our Other Businesses segment

Net Interest Expense

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY20	Q2 FY19	Change %	HY FY20	HY FY19	Change %
Gross interest expense	$(17.4)	$(14.1)	(23)	$(33.9)	$(27.3)	(24)
Capitalized interest	2.4	0.7		4.4	2.5	76
Interest income	0.4	0.4	—	1.0	0.9	11
Net AICF interest income	0.4	0.5	(20)	0.6	0.8	(25)
Net interest expense	$(14.2)	$(12.5)	(14)	$(27.9)	$(23.1)	(21)

Gross interest expense for the quarter and half year increased US$3.3 million and US$6.6 million, respectively, compared to the prior corresponding periods, primarily due to the higher interest rate on our long-term Euro denominated debt compared to the 364-day term loan facility used to initially finance the Fermacell acquisition in the prior year.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2020	10

OPERATING RESULTS - OTHER

Income Tax

	Three Months and Half Year Ended 30 September
	Q2 FY20	Q2 FY19	HY FY20	HY FY19
Income tax expense (US$ Millions)	(35.4)	(17.6)	(67.5)	(48.5)
Effective tax rate (%)	25.6	20.2	26.3	23.3

Adjusted income tax expense[1] (US$ Millions)	(21.1)	(13.1)	(41.2)	(29.6)
Adjusted effective tax rate[1] (%)	17.6	13.9	17.9	15.5

[1] Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Total income tax for the quarter increased US$17.8 million, compared to the prior corresponding period, due to higher operating profit before income taxes and a 5.4 percentage point increase in the effective tax rate.

Total income tax for the half year increased US$19.0 million, compared to the prior corresponding period, due to higher operating profit before income taxes and a 3.0 percentage point increase in the effective tax rate. The increase in the effective tax rate for the half year was driven by asbestos adjustments and a one-time impairment charge incurred in the the prior corresponding period.

Adjusted income tax expense for the half year increased US$11.6 million, compared to the prior corresponding period, due to higher Adjusted operating income before income taxes and a 2.4 percentage point increase in the Adjusted effective tax rate. The increase in the Adjusted effective tax rate was primarily due to the proportional impact of tax adjustments related to the straight-line amortization benefit of certain US intangible assets on higher Adjusted operating profit before income taxes.

Readers are referred to Note 12 of our 30 September 2019 condensed consolidated financial statements for further information related to income tax.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2020	11

OPERATING RESULTS - OTHER

Net Operating Profit

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY20	Q2 FY19	Change %	HY FY20	HY FY19	Change %
EBIT	$152.6	$99.5	53	$285.1	$231.4	23

Net interest expense	(14.2)	(12.5)	(14)	(27.9)	(23.1)	(21)
Other income (expense)	0.1	0.1	—	(0.1)	0.3
Income tax expense	(35.4)	(17.6)		(67.5)	(48.5)	(39)
Net operating profit	103.1	69.5	48	189.6	160.1	18

Excluding:
Asbestos:
Asbestos adjustments	(18.8)	(14.2)	(32)	(27.3)	(39.3)	31
AICF SG&A expenses	0.4	0.4	—	0.8	0.7	14
AICF interest income, net	(0.4)	(0.5)	20	(0.6)	(0.8)	25
Product line discontinuation[1]	—	21.2		—	21.2
Tax adjustments[2]	14.3	4.5		26.3	18.9	39
Adjusted net operating profit	98.6	80.9	22	188.8	160.8	17

Adjusted diluted earnings per share (US cents)	22	18		42	36

[1]  Product line discontinuation expenses include asset impairments and other charges as a result of our decision in fiscal year 2019 to discontinue product lines in both our North America Fiber Cement segment and our Other Businesses segment

[2]  Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos and other tax adjustments

Adjusted net operating profit of US$98.6 million for the quarter increased US$17.7 million, or 22%, compared to the prior corresponding period, driven by a US$27.3 million increase in Adjusted EBIT, partially offset by a higher Adjusted income tax expense of US$8.0 million. The Adjusted EBIT increase was driven by the underlying performance of the operating business units, as reflected by the increase in Adjusted EBIT of US$25.2 million in the North America Fiber Cement segment, and an increase in EBIT of US$2.4 million in the Europe Building Products segment.

Adjusted net operating profit of US$188.8 million for the half year increased US$28.0 million, or 17%, compared to the prior corresponding period, driven by a US$44.6 million increase in Adjusted EBIT, partially offset by a higher Adjusted income tax expense of US$11.6 million and a higher net interest expense of US$4.8 million. The Adjusted EBIT increase was driven by the underlying performance of the operating business units, as reflected by the increase in Adjusted EBIT of US$31.5 million in the North America Fiber Cement segment, and an increase in EBIT of US$14.9 million in the Europe Building Products segment.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2020	12

OTHER INFORMATION

Cash Flow
Operating Activities
Cash provided by operating activities for the half year increased US$68.3 million, compared to the prior corresponding period, to US$251.8 million. The increase in cash provided by operating activities was driven by an increase in net income adjusted for non-cash items of US$57.1 million and an increase in net cash inflows from accounts payable of US$12.3 million, primarily due to the timing of payments.
Investing Activities
Cash used in investing activities for the half year decreased US$573.5 million, compared to the prior corresponding period, to US$177.8 million. The decrease in cash used in investing activities was primarily driven by the US$558.7 million acquisition of Fermacell in the prior year.
Financing Activities
Cash used in financing activities for the half year was US$54.1 million, compared to cash provided by financing activities of US$383.9 million in the prior corresponding period. The US$438.0 million change was driven by proceeds from our 364-day term loan facility of US$492.4 million utilized in the acquisition of Fermacell in the prior year, compared to nil in the current year.

Capacity Expansion

We continually evaluate the capacity required to service the housing markets in which we operate to ensure we meet demand and achieve our market penetration objectives. During the current quarter:

In North America we:

•	Completed the start-up of our Tacoma greenfield expansion project; and

•
Continued the construction of a greenfield expansion project in Prattville, Alabama, which is expected to be commissioned in the first half of fiscal year 2021 at an estimated total cost of US$240.0 million.

In Asia Pacific we:

•
Continued the planning and design of a brownfield expansion project at our existing Carole Park facility in Australia with an estimated total cost of A$28.5 million. The brownfield expansion project is expected to be commissioned by the first quarter of fiscal year 2021.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2020	13

OTHER INFORMATION

Liquidity and Capital Allocation

Our cash position increased from US$78.7 million at 31 March 2019 to US$95.6 million at 30 September 2019.

At 30 September 2019, we held two forms of debt: an unsecured revolving credit facility and senior unsecured notes. The effective weighted average interest rate on our total debt was 4.4% at 30 September 2019 and 31 March 2019. The weighted average term of all debt, including undrawn facilities, was 5.8 years and 6.3 years at 30 September 2019 and 31 March 2019, respectively.

At 30 September 2019, a total of US$210.0 million was drawn from our US$500.0 million unsecured revolving facility, compared to US$150.0 million at 31 March 2019. The unsecured revolving credit facility's expiration date is December 2022 and the size of the facility may be increased by up to US$250.0 million.

Based on our existing cash balances, together with anticipated operating cash flows arising during the year and unutilized committed credit facilities, we anticipate that we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

We have historically met our working capital needs and capital expenditure requirements from a combination of cash flows from operations and credit facilities. Seasonal fluctuations in working capital generally have not had a significant impact on our short or long term liquidity.

Capital Management and Dividends
The following table summarizes the dividends declared or paid in respect of fiscal years 2020, 2019 and 2018:

US$ Millions	US Cents/ Security	Total US$ (Millions)	Announcement Date	Record Date	Payment Date
FY 2019 second half dividend	0.26	113.9	21 May 2019	6 June 2019	2 August 2019
FY 2019 first half dividend	0.10	43.6	8 November 2018	12 December 2018	22 February 2019
FY 2018 second half dividend	0.30	128.5	22 May 2018	7 June 2018	3 August 2018
FY 2018 first half dividend	0.10	46.2	9 November 2017	13 December 2017	23 February 2018
FY 2017 second half dividend	0.28	131.3	18 May 2017	8 June 2017	4 August 2017
Subsequent to 30 September 2019, the Company announced an ordinary dividend of US10.0 cents per security, with a record date of 18 November 2019 and a payment date of 20 December 2019.
We periodically review our capital structure and capital allocation objectives and expect the following prioritization to remain:
•invest in R&D and capacity expansion to support organic growth;

•	provide ordinary dividend payments within the payout ratio of 50-70% of net operating profit, excluding asbestos;

•	maintain flexibility to manage through market cycles; and

•	consider flexibility for accretive and strategic inorganic growth and/or other shareholder returns when appropriate.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2020	14

OTHER INFORMATION

Other Asbestos Information
Claims Data

	Three Months and Half Year Ended 30 September
	Q2 FY20	Q2 FY19	Change %	HY FY20	HY FY19	Change %
Claims received	196	156	(26)	353	281	(26)
Actuarial estimate for the period	141	144	2	282	288	2
Difference in claims received to actuarial estimate	(55)	(12)		(71)	7

Average claim settlement[1] (A$)	296,000	268,000	(10)	281,000	273,000	(3)
Actuarial estimate for the period[2]	306,000	290,000	(6)	306,000	290,000	(6)
Difference in claims paid to actuarial estimate	10,000	22,000		25,000	17,000

[1] Average claim settlement is derived as the total amount paid divided by the number of non-nil claim settlements
[2] This actuarial estimate is a function of the assumed experience by disease type and the relative mix of settlements assumed by disease type. Any variances in the assumed mix of settlements by disease type will have an impact on the average claim settlement experience

For the period ended 30 September 2019, we noted the following related to asbestos-related claims:

•	Net cash outflow in the half year was 5% below actuarial expectations;

•	Gross cash outflow in the half year was 1% above actuarial expectations;

•	Claims received during the half year were 25% above actuarial expectations and 26% above the prior corresponding period;

•	Mesothelioma claims reported for the half year were 28% above actuarial expectations and the prior corresponding period;

•	The number of claims settled for the half year were 12% above actuarial expectations and 2% below the prior corresponding period, respectively;

•	The average claim settlement for the quarter and half year were 3% and 8% below actuarial expectations, respectively; and

•	Average claim settlement sizes were below actuarial expectations for most disease types, including three out of four mesothelioma age groups, compared to actuarial expectations for the half year.

AICF Funding
We funded US$108.9 million to AICF during the second quarter of fiscal year 2020, as provided under the AFFA. From the time AICF was established in February 2007 through the date of this Report, we have contributed approximately A$1,350.1 million to the fund. Readers are referred to Note 9 of our 30 September 2019 condensed consolidated financial statements for further information on asbestos.

Confirmation of Interim Chief Financial Officer Remuneration Arrangement
We previously announced Ms. Anne Lloyd’s appointment as the Interim Chief Financial Officer on 26 August 2019. In addition to her remuneration as a director, on 6 November 2019 the Board of Directors approved the following remuneration terms for Ms. Lloyd’s appointment as Interim Chief Financial Officer:

Term
The contract is for an initial period of up to 6 months, with the intent that it will continue until such time as the search for a new Chief Financial Officer has concluded and an appropriate handover can occur.

Remuneration:	US$82,885.50 per month plus reimbursement for reasonable and customary business expenses.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2020	15

NON-US GAAP FINANCIAL MEASURES

Financial Measures - US GAAP equivalents

This document contains financial statement line item descriptions that are considered to be non-US GAAP, but are consistent with those used by Australian companies. Because we prepare our condensed consolidated financial statements under US GAAP, the following table cross-references each non-US GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent US GAAP financial statement line item description used in our condensed consolidated financial statements:

Management’s Analysis of Results and Media Release	Consolidated Statements of Operations and Other Comprehensive Income (Loss) (US GAAP)

Net sales	Net sales
Cost of goods sold	Cost of goods sold
Gross profit	Gross profit

Selling, general and administrative expenses	Selling, general and administrative expenses
Research and development expenses	Research and development expenses
Asbestos adjustments	Asbestos adjustments
EBIT*	Operating income (loss)

Net interest income (expense)*	Sum of interest expense and interest income
Other income (expense)	Other income (expense)
Operating profit (loss) before income taxes*	Income (loss) before income taxes

Income tax (expense) benefit	Income tax (expense) benefit

Net operating profit (loss)*	Net income (loss)

*- Represents non-US GAAP descriptions used by Australian companies.

EBIT – Earnings before interest and tax.

EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2020	16

NON-US GAAP FINANCIAL TERMS

This Management’s Analysis of Results includes certain financial information to supplement the Company’s condensed consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measure for the same purposes. These financial measures include:

•	Adjusted EBIT;

•	North America Fiber Cement Segment Adjusted EBIT excluding product line discontinuation;

•	Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition;

•	Adjusted EBIT margin;

•	North America Fiber Cement Segment Adjusted EBIT margin excluding product line discontinuation;

•	Europe Building Products Segment Adjusted EBIT margin excluding costs associated with the acquisition;

•	Adjusted net operating profit;

•	Adjusted diluted earnings per share;

•	Adjusted operating profit before income taxes;

•	Adjusted income tax expense;

•	Adjusted effective tax rate;

•	Adjusted EBITDA;

•	Adjusted EBITDA excluding Asbestos; and

•	Adjusted selling, general and administrative expenses (“Adjusted SG&A”).

These financial measures are or may be non-US GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with US GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable US GAAP financial measures and should be read only in conjunction with the Company’s condensed consolidated financial statements prepared in accordance with US GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

Non-financial Terms
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd
Legacy New Zealand weathertightness claims ("New Zealand weathertightness") – Expenses arising from defending and resolving claims in New Zealand that allege poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors
New South Wales loan facility ("NSW Loan") – AICF has access to a secured loan facility made available by the New South Wales Government, which can be used by AICF to fund the payment of asbestos claims and certain operating and legal costs

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2020	17

NON-US GAAP FINANCIAL MEASURES

Financial Measures - US GAAP equivalents

Adjusted EBIT

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY20	Q2 FY19	HY FY20	HY FY19
EBIT	$152.6	$99.5	$285.1	$231.4
Asbestos:
Asbestos adjustments	(18.8)	(14.2)	(27.3)	(39.3)
AICF SG&A expenses	0.4	0.4	0.8	0.7
Product line discontinuation	—	21.2	—	21.2
Adjusted EBIT	$134.2	$106.9	$258.6	$214.0
Net sales	660.1	644.6	1,316.9	1,295.6
Adjusted EBIT margin	20.3%	16.6%	19.6%	16.5%

North America Fiber Cement Segment Adjusted EBIT excluding product line discontinuation

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY20	Q2 FY19	HY FY20	HY FY19
North America Fiber Cement Segment EBIT	$124.7	$94.1	$238.2	$201.3

Product line discontinuation	—	5.4	—	5.4
North America Fiber Cement Segment Adjusted EBIT excluding product line discontinuation	$124.7	$99.5	$238.2	$206.7
North America Fiber Cement segment net sales	459.6	435.6	911.9	869.4
North America Fiber Cement Segment Adjusted EBIT margin excluding product line discontinuation	27.1%	22.8%	26.1%	23.8%

Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY20	Q2 FY19	HY FY20	HY FY19
Europe Building Products Segment EBIT	$5.8	$3.4	$13.7	$(1.2)

Inventory fair value adjustment[1]	—	—	—	7.3
Transaction costs[2]	—	—	—	7.2
Integration costs[3]	2.9	5.1	5.3	6.6
Costs associated with the acquisition	$2.9	$5.1	$5.3	$21.1
Europe Building Products Segment Adjusted EBIT excluding costs associated with the acquisition	$8.7	$8.5	$19.0	$19.9
Europe Building Products segment net sales	87.9	87.4	183.8	182.8
Europe Building Products Segment Adjusted EBIT margin excluding costs associated with the acquisition	9.9%	9.7%	10.3%	10.9%

[1] Under US GAAP, we were required to value the inventory acquired at fair market value. The revaluation resulted in a preliminary total inventory fair value adjustment of US$7.3 million. As this inventory was sold during the first quarter of FY19, the entire adjustment was recognized into cost of goods sold during that period

[2] Transaction costs include certain non-recurring fees incurred in conjunction with the acquisition of Fermacell

[3] Integration costs relate to professional, legal and other fees incurred in conjunction with the integration of Fermacell

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2020	18

NON-US GAAP FINANCIAL MEASURES

Adjusted net operating profit

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY20	Q2 FY19	HY FY20	HY FY19
Net operating profit	$103.1	$69.5	$189.6	$160.1
Asbestos:
Asbestos adjustments	(18.8)	(14.2)	(27.3)	(39.3)
AICF SG&A expenses	0.4	0.4	0.8	0.7
AICF interest income, net	(0.4)	(0.5)	(0.6)	(0.8)
Product line discontinuation	—	21.2	—	21.2
Tax adjustments[1]	14.3	4.5	26.3	18.9
Adjusted net operating profit	$98.6	$80.9	$188.8	$160.8

[1] Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments
Adjusted diluted earnings per share

	Three Months and Half Year Ended 30 September
	Q2 FY20	Q2 FY19	HY FY20	HY FY19
Adjusted net operating profit (US$ millions)	$98.6	$80.9	$188.8	$160.8
Weighted average common shares outstanding - Diluted (millions)	444.5	443.1	444.3	443.1
Adjusted diluted earnings per share (US cents)	22	18	42	36

Adjusted effective tax rate

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY20	Q2 FY19	HY FY20	HY FY19
Operating profit before income taxes	$138.5	$87.1	$257.1	$208.6
Asbestos:
Asbestos adjustments	(18.8)	(14.2)	(27.3)	(39.3)
AICF SG&A expenses	0.4	0.4	0.8	0.7
AICF interest income, net	(0.4)	(0.5)	(0.6)	(0.8)
Product line discontinuation	—	21.2	—	21.2
Adjusted operating profit before income taxes	$119.7	$94.0	$230.0	$190.4

Income tax expense	(35.4)	(17.6)	(67.5)	(48.5)
Tax adjustments[1]	14.3	4.5	26.3	18.9
Adjusted income tax expense	$(21.1)	$(13.1)	$(41.2)	$(29.6)
Effective tax rate	25.6%	20.2%	26.3%	23.3%
Adjusted effective tax rate	17.6%	13.9%	17.9%	15.5%

[1] Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2020	19

NON-US GAAP FINANCIAL MEASURES

Adjusted EBITDA excluding Asbestos

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY20	Q2 FY19	HY FY20	HY FY19
EBIT	$152.6	99.5	$285.1	$231.4
Depreciation and amortization	32.0	30.8	63.6	58.9
Adjusted EBITDA	$184.6	$130.3	$348.7	$290.3
Asbestos:
Asbestos adjustments	(18.8)	(14.2)	(27.3)	(39.3)
AICF SG&A expenses	0.4	0.4	0.8	0.7
Adjusted EBITDA excluding Asbestos	$166.2	$116.5	$322.2	$251.7

Adjusted selling, general and administrative expenses (“Adjusted SG&A”)

US$ Millions	Three Months and Half Year Ended 30 September
	Q2 FY20	Q2 FY19	HY FY20	HY FY19
SG&A expenses	$98.1	$98.9	$199.6	$203.8
Excluding:
AICF SG&A expenses	(0.4)	(0.4)	(0.8)	(0.7)
Adjusted SG&A expenses	$97.7	$98.5	$198.8	$203.1
Net sales	660.1	644.6	1,316.9	1,295.6
SG&A expenses as a percentage of net sales	14.9%	15.3%	15.2%	15.7%
Adjusted SG&A expenses as a percentage of net sales	14.8%	15.3%	15.1%	15.7%

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2020	20

SUPPLEMENTAL FINANCIAL INFORMATION

As set forth in Note 9 of the condensed consolidated financial statements, the net AFFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. The Company’s management measures its financial position, operating performance and year-over-year changes in operating results with and without the effect of the net AFFA liability.

Further, the Company's annual payment to AICF is determined by reference to the free cash flow as defined in the AFFA. Free cash flow for these purposes is defined as the Company's operating cash flow, based on US GAAP as of 21 December 2004. As there have been changes to US GAAP since the AFFA was entered into, the annual payment is no longer based upon the current US GAAP operating cash flow statement.

Accordingly, management believes that the following non-GAAP information is useful to it and investors in evaluating the company’s financial position and ongoing operating financial performance, as well as estimating the annual payment due to AICF. The following non-GAAP tables should be read in conjunction with the condensed consolidated financial statements and related notes contained therein.

James Hardie Industries plc
Supplementary Financial Information
30 September 2019
(Unaudited)

US$ Millions	Total Excluding Asbestos Compensation	Asbestos Compensation	As Reported (US GAAP)
Restricted cash and cash equivalents – Asbestos	$—	$38.1	38.1
Restricted short term investments – Asbestos	—	74.3	74.3
Insurance receivable – Asbestos[1]	—	44.9	44.9
Workers compensation asset – Asbestos[1]	—	26.5	26.5
Deferred income taxes – Asbestos	—	319.9	319.9
Asbestos liability[1]	—	985.3	985.3
Workers compensation liability – Asbestos[1]	—	26.5	26.5
Income taxes payable[1]	51.4	(12.8)	38.6
Asbestos adjustments	—	27.3	27.3
Selling, general and administrative expenses	(198.8)	(0.8)	(199.6)
Net interest (expense) income	(28.5)	0.6	(27.9)
Income tax (expense) benefit	(67.4)	(0.1)	(67.5)
[1] The amounts shown on these lines are a summation of both the current and non-current portion of the respective asset or liability as presented on our consolidated balance sheets.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2020	21

SUPPLEMENTAL FINANCIAL INFORMATION

James Hardie Industries plc
Supplementary Statements of Cash Flows
For the Six Months Ended
30 September 2019
(Unaudited)

US$ Millions	US GAAP as of 21 December 2004	Reconciling Items to Current US GAAP	As Reported
Cash Flows From Operating Activities
Net income	$189.6	$—	$189.6
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	63.6	—	63.6
Lease expense	—	9.1	9.1
Deferred income taxes	34.3	—	34.3
Stock-based compensation	5.5	—	5.5
Asbestos adjustments	(27.3)	—	(27.3)
Other, net	7.5	—	7.5
Changes in operating assets and liabilities:
Restricted cash and cash equivalents - Asbestos	48.9	(48.9)	—
Payment to AICF	(108.9)	108.9	—
Accounts and other receivables	8.2	—	8.2
Inventories	2.6	—	2.6
Lease assets and liabilities, net	—	(7.4)	(7.4)
Prepaid expenses and other assets	(7.7)	—	(7.7)
Insurance receivable - Asbestos	4.0	—	4.0
Accounts payable and accrued liabilities	30.5	—	30.5
Asbestos liability	(53.5)	53.5	—
Claims and handling costs paid - Asbestos	—	(53.5)	(53.5)
Income taxes payable	(0.4)	—	(0.4)
Other accrued liabilities	(5.3)	(1.5)	(6.8)
Net cash provided by operating activities	$191.6	$60.2	$251.8

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(123.4)	—	$(123.4)
Proceeds from sale of property, plant and equipment	8.0	—	8.0
Capitalized interest	(4.4)	—	(4.4)
Purchase of restricted short-term investments - Asbestos	—	(75.5)	(75.5)
Proceeds from sale of restricted short-term investments - Asbestos	—	17.5	17.5
Net cash used in investing activities	$(119.8)	$(58.0)	$(177.8)

Cash Flows From Financing Activities
Proceeds from credit facilities	$240.0	—	$240.0
Repayments of credit facilities	(180.0)	—	(180.0)
Repayment of finance lease obligations and borrowings	—	(0.2)	(0.2)
Dividends paid	(113.9)	—	(113.9)
Net cash used in financing activities	$(53.9)	$(0.2)	$(54.1)
Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	(1.0)	(3.6)	(4.6)
Net increase in cash and cash equivalents, restricted cash and restricted cash - Asbestos	$16.9	$(1.6)	$15.3

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2020	22

FORWARD-LOOKING STATEMENTS

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:

▪	statements about the Company’s future performance;

▪	projections of the Company’s results of operations or financial condition;

▪	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

▪	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

▪	expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;

▪	expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;

▪	expectations concerning dividend payments and share buy-backs;

▪	statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

▪	uncertainty from the expected discontinuance of LIBOR and transition to any other interest rate benchmark;

▪	statements regarding tax liabilities and related audits, reviews and proceedings;

▪	statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;

▪	expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

▪	expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;

▪
statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

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statements about economic conditions, such as changes in the US economic or housing market conditions or changes in the market conditions in the Asia Pacific region, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 21 May 2019 and subsequently amended on 8 August 2019, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; the continuation or termination of the governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favorable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; the integration of Fermacell into our business; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

Management's Analysis of Results: James Hardie - 2nd Quarter and Half Year Ended Fiscal Year 2020	23